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                                   PROMISSORY NOTE

Principal Amount:  $3,583,100.90                                  March 31, 1998
                                                           San Diego, California

     1. PROMISE TO PAY. For good and valuable consideration, GARY B. SABIN ("Borrower") promises to pay to Excel Legacy Corporation, a Delaware corporation ("Lender"), or its assigns, the principal amount set forth above (the "Principal Amount") with interest on the unpaid Principal Amount owing from time to time at a rate equal to seven percent (7.0%) per annum, computed on the basis of the actual number of days elapsed and a year of 365 days.

     2. PAYMENT SCHEDULE. The entire Principal Amount and all accrued interest shall be due and payable on the fifth anniversary of the date of this Note. The indebtedness under this Note may be prepaid, in whole or in part, at any time without penalty or prepayment premium. All payments shall be made at 16955 Via Del Campo, Suite 100, San Diego, California 92127, or at such other place as the holder of this Note may from time to time designate. All payments shall be made in lawful money of the United States.

     3. USE OF PROCEEDS. The proceeds of this Note shall be used by Borrower to purchase shares of common stock of Lender, as contemplated by that certain Common Stock Purchase Agreement, dated as of December 12, 1997 (the "Purchase Agreement"), by and among Borrower, Lender and the other parties thereto.

     4. RECOURSE OBLIGATION. Notwithstanding anything to the contrary contained in this Note or in the Purchase Agreement, Borrower hereby agrees that Lender, in enforcing its rights and remedies hereunder and under the other documents and instruments executed by Borrower in connection herewith, shall have recourse to, and the right to proceed against, Borrower and any of his assets for any obligation, covenant or agreement of any kind whatsoever.

     5. EVENT OF DEFAULT. At the option of Lender, it shall be an "Event of Default" hereunder if (a) Borrower fails to pay when due any sum payable under this Note, or (b) Borrower fails to perform any obligation or commits a breach of any agreement set forth in this Note or in the Purchase Agreement. Upon the occurrence of an Event of Default, at the option of Lender, the entire sum of principal and interest due under this Note shall become immediately due and payable.

     6. MISCELLANEOUS PROVISIONS. This Note contains the entire agreement between Borrower and Lender with respect to the subject matter hereof, and no provision of this Note may be amended, modified, supplemented, waived, discharged or terminated unless both parties consent thereto in writing. In case any one or more of the provisions contained in this Note should be held to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. Neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by Borrower without the prior written consent of Lender. This Note shall be binding upon and inure to the benefit of Borrower, Lender and their respective successors and permitted assigns. Time is of the essence of this Note and the performance of each of the covenants and agreements contained herein. This Note shall be governed by and construed in accordance with the laws of the State of California.

     IN WITNESS WHEREOF, Borrower has executed this Note as of the date first written above.


                                             /s/ Gary B. Sabin
                                             -----------------------------------
                                             Name:  Gary B. Sabin